# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: I-MAB, CIK 0001778016
CUSIP: 44975P103
Title of class of securities: Ordinary Shares, par value $0.0001 per share (Including Ordinary Shares Underlying American Depository Shares)
Address of issuer's principal executive offices: 2440 Research Blvd., Suite 400, Rockville, Maryland (MD), 20850
Date of event which requires filing of this statement: 01/29/2025
Filed by CIK 0001845246
Persons authorized to receive notices and communications: Jianming Ma, c/o CBC Group, 62F Tower 1, Plaza 66, 1266 West Nanjing, Shanghai, China (F4), 200040, 86 21 80123200

## Reporting persons
- CBC Investment I-Mab Limited (CIK 0001845246): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 11,784,164; sole dispositive power 0; shared dispositive power 11,784,164; aggregate amount beneficially owned 11,784,164 (6.3% of the class)
- IBC Investment Seven Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 3,641,554; sole dispositive power 0; shared dispositive power 3,641,554; aggregate amount beneficially owned 3,641,554 (1.9% of the class)
- CBC SPVII LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 5,574,560; sole dispositive power 0; shared dispositive power 5,574,560; aggregate amount beneficially owned 5,574,560 (3% of the class)
- C-Bridge II Investment Ten Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 2,369,546; sole dispositive power 0; shared dispositive power 2,369,546; aggregate amount beneficially owned 2,369,546 (1.3% of the class)
- Everest Medicines Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 6,078,571; sole dispositive power 0; shared dispositive power 6,078,571; aggregate amount beneficially owned 6,078,571 (3.2% of the class)
- Nova Aqua Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 4,122,768; shared voting power 0; sole dispositive power 4,122,768; shared dispositive power 0; aggregate amount beneficially owned 4,122,768 (2.2% of the class)
- C-Bridge Healthcare Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 14,153,710; sole dispositive power 0; shared dispositive power 14,153,710; aggregate amount beneficially owned 14,153,710 (7.6% of the class)
- C-Bridge Healthcare Fund GP II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 14,153,710; sole dispositive power 0; shared dispositive power 14,153,710; aggregate amount beneficially owned 14,153,710 (7.6% of the class)
- C-Bridge Capital GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 23,369,824; sole dispositive power 0; shared dispositive power 23,369,824; aggregate amount beneficially owned 23,369,824 (12.5% of the class)
- I-Bridge Healthcare Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,216,114; sole dispositive power 0; shared dispositive power 9,216,114; aggregate amount beneficially owned 9,216,114 (4.9% of the class)
- I-Bridge Healthcare GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,216,114; sole dispositive power 0; shared dispositive power 9,216,114; aggregate amount beneficially owned 9,216,114 (4.9% of the class)
- I-Bridge Capital GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,216,114; sole dispositive power 0; shared dispositive power 9,216,114; aggregate amount beneficially owned 9,216,114 (4.9% of the class)
- Wei Fu: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 33,571,163; sole dispositive power 0; shared dispositive power 33,571,163; aggregate amount beneficially owned 33,571,163 (17.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share (Including Ordinary Shares Underlying American Depository Shares)
Name of issuer: I-MAB
Address of issuer's principal executive offices: 2440 Research Blvd., Suite 400, Rockville, Maryland (MD), 20850

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by (i) CBC Investment I-Mab Limited, a British Virgin Islands company ("CBC"), (ii) IBC Investment Seven Limited, a Hong Kong company ("IBC"), (iii) CBC SPVII Limited, a Hong Kong (CBC SPVII"), (iv) C-Bridge II Investment Ten Limited, a British Virgin Islands company ("C-Bridge"), (v) Everest Medicines Limited, a Cayman Islands company ("Everest"), (vi) Nova Aqua Limited, a British Virgin company ("Nova"), (vii) C-Bridge Healthcare Fund II, L.P., a Cayman Islands limited partnership ("C-Bridge Healthcare"), (viii) C-Bridge Healthcare Fund GP II, L.P., a Cayman Islands limited partnership ("C-Bridge Healthcare GP"), (ix) C-Bridge Capital GP, Ltd., a Cayman Islands company ("C-Bridge Capital"), (x) I-Bridge Healthcare Fund, L.P., a Cayman Islands limited partnership ("I-Bridge"), (xi) I-Bridge Healthcare GP, L.P., a Cayman Islands limited partnership ("I-Bridge GP"), (xii) I-Bridge Capital GP, Ltd., a Cayman Islands company ("I-Bridge Capital"), and (xiii) Wei Fu, a citizen of Singapore ("Mr. Fu" and collectively, the "Reporting Persons").
Residence or business address: The business address of each Reporting Person is 88 Market Street, #46-04/05 Capitaspring, Singapore (048948).
Present principal occupation or employment:
CBC Investment I-Mab Limited and C-Bridge II Investment Ten Limited are principally engaged in making investments and are controlled by C-Bridge Healthcare Fund II, L.P., which is principally engaged in making investments and whose general partner is C-Bridge Healthcare Fund GP II, L.P., and its general partner is C-Bridge Capital GP, Ltd.

CBC SPVII Limited and IBC Investment Seven Limited are principally engaged in making investments and are controlled by I-Bridge Healthcare Fund, L.P., which is principally engaged in making investments, whose general partner is I-Bridge Healthcare GP, L.P., and its general partner is I-Bridge Capital GP, Ltd., which is indirectly controlled by C-Bridge Capital GP, Ltd.

C-Bridge Healthcare Fund GP II, L.P., C-Bridge Capital GP, Ltd. and I-Bridge Healthcare GP, L.P. are principally engaged in being the general partner of their respective partnerships.

Mr. Wei Fu may be deemed to control C-Bridge Capital GP, Ltd. and is principally engaged in making and managing investments.

Nova Aqua Limited is held through a trust established by Mr. Wei Fu and is principally engaged in holding assets.

Everest Medicines Limited is a public company listed on the Hong Kong Stock Exchange controlled by funds which are under common control of the C-Bridge group, which, in turn, is controlled by Mr. Wei Fu. Everest Medicines Limited is principally engaged in discovering, developing, manufacturing and commercializing transformative pharmaceutical products and vaccines in China and other Asian Pacific markets.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of CBC, C-Bridge and Nova is a British Virgin Islands company. Each of IBC and CBC SPVII is a Hong Kong company. Each of Everest, C-Bridge Capital and I-Bridge Capital is a Cayman Islands company. Each of C-Bridge Healthcare, C-Bridge Healthcare GP, I-Bridge and I-Bridge GP is a Cayman Islands limited partnership. Mr. Fu is a citzen of Singapore.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: From January 6, 2025 through January 30, 2025, Nova Aqua Limited purchased an aggregate of 1,792,508 ADS at a prices ranging from $0.97 to $1.39 per ADS in open market purchases for an aggregate purchase price of $2,006,282.83 (the "Investment"). The source of funds used for the Investment was from capital contributions of the Reporting Persons and/or their respective partners or members.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Schedule 13D is being filed by the Reporting Persons in connection with acquisitions by them of Ordinary Shares underlying ADSs (as defined below) on January 29, 2025, which, together with all other acquisitions of Ordinary Shares by the Reporting Persons during the preceding 12 months, exceeded two percent of the outstanding Ordinary Shares. The Reporting Persons previously reported their beneficial ownership over securities of I-MAB on a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the "Act"). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell, distribute or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law (including pursuant to a sale or distribution plan adopted pursuant to Rule 10b5-1 under the Act). The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
CBC is the record owner of 11,784,164 ordinary shares represented by 5,123,549 American Depositary Shares ("ADSs") (each ten (10) ADSs representing twenty-three (23) ordinary shares). CBC is controlled by C-Bridge Healthcare, C-Bridge Healthcare GP is the general partner of C-Bridge Healthcare, C-Bridge Capital is the general partner of C-Bridge Healthcare GP and Mr. Fu may be deemed to control C-Bridge Capital.

IBC is the record owner of 3,641,544 ordinary shares represented by 1,583,284 ADSs. IBC is controlled by I-Bridge, I-Bridge GP is the general partner of I-Bridge, C-Bridge Capital is the general partner of I-Bridge GP and Mr. Fu imay be deemed to control C-Bridge Capital.

CBC SPVII is the record owner of 5,574,560 ordinary shares represented by 2,423,721 ADSs. CBC SPVII is controlled by I-Bridge, I-Bridge GP is the general partner of I-Bridge, C-Bridge Capital is the general partner of I-Bridge GP and Mr. Fu may be deemed to control C-Bridge Capital.

C-Bridge is the record owner of 2,369,546 ordinary shares represented by 1,030,237 ADSs. C-Bridge is controlled by C-Bridge Healthcare, C-Bridge Healthcare GP is the general partner of C-Bridge Healthcare, C-Bridge Capital is the general partner of C-Bridge Healthcare GP and Mr. Fu may be deemed to control C-Bridge Capital.

Everest is the record owner of 6,078,571 ordinary shares. Everest is controlled by funds which are under common control of the C-Bridge Group, which, in turn, is controlled by Mr. Fu.

Nova is the record owner of 4,122,768 ordinary shares. The shares are held through a trust which was established by Mr. Fu (as the settlor) for the benefit of Mr. Wei Fu and his family.

Each of CBC, IBC, CBC SPVII, C-Bridge, Everest, Nova, C-Bridge Healthcare, C-Bridge Healthcare GP, C-Bridge Capital, I-Bridge, I-Bridge GP, I-Bridge Capital and Mr. Fu may be deemed to beneficially own 6.3%, 1.9%, 3.0%, 1.3%, 3.2%, 2.2%, 7.6%, 7.6%, 12.5%, 4.9%, 4.9%, 4.9% and 17.9%, respectively, of the Issuer's outstanding ordinary shares, which percentages are calculated based on 185,613,662 ordinary shares outstanding as of December 31, 2023 (excluding 660,200 ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans and 7,799,867 treasury shares in the form of ADSs that the Issuer repurchased under our share repurchase programs).
Number of shares as to which each person has sole or shared power to vote or dispose:
CBC shares voting and dispositive power over 11,784,164 ordinary shares represented by 5,123,549 ADSs.

IBC shares voting and dispositive power over 3,641,544 ordinary shares represented by 1,583,284 ADSs.

CBC SPVII shares voting and dispositive power over 5,574,560 ordinary shares represented by 2,423,721 ADSs.

C-Bridge shares voting and dispositive power over 2,369,546 ordinary shares represented by 1,030,237 ADSs.

Everest shares voting and dispositive power over 6,078,571 ordinary shares.

Nova shares voting and dispositive power over 4,122,768 ordinary shares.

C-Bridge Healthcare shares voting and dispositive power over 14,153,710 ordinary shares represented by 6,153,786 ADSs.

C-Bridge Healthcare GP shares voting and dispositive power over 14,153,710 ordinary shares represented by 6,153,786 ADSs.

C-Bridge Capital shares voting and dispositive power over 23,369,824 ordinary shares represented by 10,160,793 ADSs.

I-Bridge shares voting and dispositive power over 9,216,114 ordinary shares represented by 4,007,006 ADSs.

I-Bridge GP shares voting and dispositive power over 9,216,114 ordinary shares represented by 4,007,006 ADSs.

I-Bridge Capital shares voting and dispositive power over 9,216,114 ordinary shares represented by 4,007,006 ADSs.

Mr. Fu shares voting and dispositive power over 33,571,163 ordinary shares represented by 14,596,158 ADSs.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On July 25, 2019, the Issuer, certain of the Reporting Persons (IBC Investment Seven Limited, CBC SPVII LIMITED, CBC Investment I-Mab Limited, C-Bridge II Investment Ten Limited, C-Bridge II Investment Seven Limited (collectively the "CBC Investors")) and the other investors party thereto entered into the Fourth Amended and Restated Shareholders Agreement (the "Shareholders Agreement").

The Shareholders Agreement provided for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters, all of which terminated upon the completion of the Issuer's initial public offering which was completed in 2019.

In addition, pursuant to the Shareholders Agreement, the Issuer granted the CBC Investors certain registration rights. Set forth below is a description of the registration rights granted under the Shareholders Agreement.

Demand Registration Rights. The Holders (as defined in the Shareholders Agreement) of a majority of the Registrable Securities (as defined in the Shareholders Agreement) then issued and outstanding may request in writing that the Issuer file a registration statement covering the registration of at least 20% of the registrable securities (or any lesser percentage if the anticipated gross receipts from the offering are to exceed $5.0 million). Upon such a request, the Issuer should, within ten business days of the receipt of such written request, give written notice of such request to all Holders, and use its best efforts to effect, as soon as practicable, the registration of all Registrable Securities that the Holders request to be registered and included in such registration by written notice given by such Holders to the Issuer within 20 days after receipt of the request notice. The Issuer has the right to defer filing of a registration statement for a period of not more than 90 days after receipt of the request of the initiating Holders if its board of directors determines in good faith that filing of such registration statement at such time will be materially detrimental to the Issuer or its shareholders, but the Issuer cannot exercise the deferral right more than once during any twelve-month period and cannot register any other securities during such 12-month period. The Issuer is not obligated to effect any such registration if it has, within the six-month period preceding the date of such request, already effected a registration. The Issuer is not obligated to effect more than three demand registrations. This demand registration right is subject to the customary exclusion right of the underwriters.

Registration on Form F-3. If the Issuer qualifies for registration on Form F-3, any Holder or holders of a majority of all Registrable Securities then issued and outstanding may request in writing that the Issuer effect a registration on Form F-3 (or an equivalent registration in a jurisdiction outside of the U.S.). The Issuer should promptly give written notice of the proposed registration and as soon as practicable, effect such registration within 20 days after the Issuer provides the aforesaid written notice. The Holders are entitled to an unlimited number of registrations on Form F-3 so long as such registration offerings are in excess of $500,000. The Issuer is not obligated to effect any such registration if it has, within the six-month period preceding the date of such request, already effected a registration other than a registration from which registrable securities of the Holders have been excluded, or if the Issuer would be required to qualify to do business or to execute a general consent to service of process in effecting such registration in any particular jurisdiction.

Piggyback Registration Rights. If the Issuer proposes to register for a public offering of its securities (other than registration statements relating to demand registration, Form F-3 registration, any employee benefit plan or a corporate reorganization), it should give written notice of such registration to all Holders of Registrable Securities at least 30 days prior to filing any registration statement and afford each such Holder an opportunity to be included in such registration. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Issuer, such Holder will nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Issuer, subject to certain limitations. This piggyback registration right is subject to the customary exclusion right of the underwriters.

The Issuer's obligations to effect any demand, Form F-3 or piggyback registration will terminate upon the earlier of (i) January 22, 2030, which is the tenth anniversary of the Issuer's initial public offering, or (ii) with respect to any shareholder, the date on which such shareholder is eligible to sell all of the registrable securities held by it under Rule 144 within any 90-day period without volume limitations.

## Signatures
- CBC Investment I-Mab Limited: /s/ Wei Fu, Wei Fu - Director (02/05/2025)
- IBC Investment Seven Limited: /s/ Wei Fu, Wei Fu - Director (02/05/2025)
- CBC SPVII LIMITED: /s/ Wei Fu, Wei Fu - Director (02/05/2025)
- C-Bridge II Investment Ten Limited: /s/ Wei Fu, Wei Fu - Director (02/05/2025)
- Everest Medicines Limited: /s/ Xiaofan Zhang, Xiaofan Zhang - Director (02/05/2025)
- Nova Aqua Limited: /s/ Wei Fu, Wei Fu - Authorized Signatory (01/29/2025)
- C-Bridge Healthcare Fund II, L.P.: /s/ Wei Fu, Wei Fu - Authorized Representative (02/05/2025)
- C-Bridge Healthcare Fund GP II, L.P.: /s/ Wei Fu, Wei Fu - Authorized Representative (02/05/2025)
- C-Bridge Capital GP, Ltd.: /s/ Wei Fu, Wei Fu - Director (02/05/2025)
- I-Bridge Healthcare Fund, L.P.: /s/ Wei Fu, Wei Fu - Authorized Representative (02/05/2025)
- I-Bridge Healthcare GP, L.P.: /s/ Wei Fu, Wei Fu - Authorized Representative (02/05/2025)
- I-Bridge Capital GP, Ltd.: /s/ Wei Fu, Wei Fu - Director (02/05/2025)
- Wei Fu: /s/ Wei Fu, Wei Fu (02/05/2025)